September 26, 2005


Mail Stop 4561

      VIA U.S. MAIL AND FAX (858) 794-1450

Martin G. Wotton
President
visionGATEWAY, Inc.
12707 High Bluff Drive
Suite 200
San Diego, CA  92130

Re:	visionGATEWAY, Inc.
	Form 10-KSB for the year ended April 30, 2005
      Filed September 13, 2005
      File No. 0-30499

Dear Mr. Wotton:

      We have reviewed your filing and have the following comments.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.














Form 10-KSB

Financial Statements

Consolidated Statement of Operations, page F-2

1. Please clarify for us how you determined the Loss per Share for the fiscal year ended April 30, 2004. We would assume that Loss per
Share would be the net loss, exclusive of any comprehensive income or loss per weighted average share outstanding.

Consolidated Statements of Stockholders` Deficit, page F-3

2. Please tell us how you determined that the recapitalization transactions should be accounted for in 2004 and not retroactively to the beginning of the earliest period presented. Please refer to paragraph 54 of SFAS 128 and SAB Topic 4C.

Note 1  Organization and Summary of Significant Accounting
Policies,
page F-6

3. Please tell us and disclose in future filings your accounting policy for how you expense research and development costs.

Note 6  Related Party Receivable, page F-10

4. Please clarify why you are not imputing interest on this payable in accordance with APB 21.


*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact James Webster, Staff Accountant, at (202)
551-
3446 or me, at (202) 551-3498 if you have questions.

						Sincerely,



Linda Van Doorn
Senior Assistant Chief Accountant
visionGATEWAY, Inc.
September 26, 2005


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